(d)(13)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA, INC.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets of the Series managed by Sub-Adviser)

ING International Small Cap Fund	0.60 % on first $300 million;
0.55% thereafter